[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

November 18, 2020

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 333-33607 and 811-08333

Dear Ms. Larkin:

This letter responds to your comments given during a telephone conversation with our office on November 2, 2020, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 21, 2020, which relates to Nuveen Santa Barbara Global Dividend Growth Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund will be revised in response to your comments.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Footnote 3 to the “Annual Fund Operating Expenses” table states that the investment adviser has agreed to waive fees and/or reimburse certain expenses. Are the waived fees and/or reimbursed expenses subject to recoupment? If so, please add the details of the recoupment.

RESPONSE TO COMMENT 1

The waived fees and/or reimbursed expenses are not subject to recoupment.

COMMENT 2 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

We note that the Fund has an investment policy to invest at least 80% of its net assets in dividend-paying equity securities (the “80% Policy”). Please provide a statement that the Fund will provide shareholders a notice meeting the requirements of Rule 35d-1(c) under the Investment Company Act of 1940, as amended, at least 60 days prior to any change of the 80% Policy.

RESPONSE TO COMMENT 2

The Fund invests in accordance with the 80% Policy; however, the 80% Policy was not adopted pursuant to Rule 35d-1. Management does not believe the term “dividend growth” implicates Rule 35d-1. The staff of the Commission (the “Staff”) has noted that there are instances where a term or phrase in the name of a fund does not indicate a particular type of investment but, instead, refers to the investment objective or strategy of the fund. In the Staff’s guidance titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (found at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm), the answer to Question 9 states that Rule 35d-1 would not apply to the term “equity income” because it suggests a fund that focuses its investments in equities and has an investment objective or strategy of achieving current income. Analogously, the term “dividend growth” refers to the Fund’s investment strategy and objective of increasing income from dividends and long-term capital appreciation. Accordingly, the requested statement has not been added to the prospectus.

COMMENT 3 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The Fund’s investment policy regarding its investment in non-U.S. securities should be based on an assets test and not an exposure test. Please revise the sentence “Under normal market conditions, the Fund’s minimum exposure to non-U.S. securities will be 80% of the MSCI World Index’s non-U.S. exposure, calculated on a daily basis” to reflect the Fund’s net assets instead of the Fund’s exposure.

RESPONSE TO COMMENT 3

In response to this comment, the second, third and fourth sentence of the “Principal Investment Strategies” section will be replaced with the following:

“The minimum portion of the Fund’s net assets invested in non-U.S. securities floats based on the portion of the Fund’s benchmark (the MSCI World Index) that is composed of non-U.S. securities. Under normal market conditions, the minimum portion of the Fund’s net assets (plus the amount of any borrowings for investment purposes) invested in non-U.S. securities will be 80% of the MSCI World Index’s non-U.S. assets, calculated on a daily basis. During periods of unfavorable market conditions, the minimum portion of the Fund’s net assets invested in non-U.S. securities will be reduced to 50% of the MSCI World Index’s non-U.S. assets.”

COMMENT 4 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

Please order the principal risks of the Fund to prioritize the risks that will most likely adversely affect the net asset value, yield and total return of the Fund. See ADI 2019-08 – Improving Principal Risks Disclosure and Dalia Blass’s Keynote Address – ICI Securities Law Developments Conference on October 25, 2018.

RESPONSE TO COMMENT 4

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 5 — GENERAL

Please confirm the Fund will comply with the Fixing America’s Surface Transportation Act (the “FAST Act”) requirements, which requires the hyperlinking of exhibits and other information incorporated by reference into a registration statement if they are publicly available on EDGAR.

RESPONSE TO COMMENT 5

The Fund confirms that corresponding hyperlinks to the prospectus and statement of additional information, as well as hyperlinks to all the exhibits and other information incorporated by reference that are required to do so, will be included pursuant to the FAST Act.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 6 — FINANCIAL STATEMENTS

This section states that the Fund’s audited financial statements appear in the Fund’s annual report, which is incorporated by reference. Please confirm that the Fund will file a consent of the independent registered public accounting firm that consents to this incorporation by reference.

RESPONSE TO COMMENT 6

The Fund will file a consent of the independent registered public accounting firm that consents to this incorporation by reference.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren